                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year ended December 31, 2001


                                       or


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________


Commission file number 333-63321


     Saga Communications, Inc. Employees' 401(K) Savings and Investment Plan
--------------------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
--------------------------------------------------------------------------------
     (Name of Issuer of Securities Held Pursuant to Plan and Address of its
                          Principal Executive Office)

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                                Table of Contents

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000


                                                                           Page

Report of Independent Auditors                                               3

Financial Statements:
Statements of Assets Available for Benefits - December 31, 2001 and 2000     4

Statements of Changes in Assets Available for Benefits - Years ended
   December 31, 2001 and 2000                                                5

Notes to Financial Statements                                                6

Supplemental Schedule:
Schedule H line 4(i) - Schedule of Assets (Held At End of Year)             11

Other Information:
Signatures                                                                  13

Exhibit 23.1 - Consent of Independent Auditors                              14

                         Report of Independent Auditors

Plan Administrator
Saga Communications, Inc.
Employees' 401(k) Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of Saga Communications, Inc. Employees' 401(k) Savings and Investment Plan as of December 31, 2001 and 2000 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         /s/ Ernst & Young LLP


Detroit, Michigan
June 14, 2002

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                   Statements of Assets Available For Benefits


                                                        DECEMBER 31
                                                ----------------------------
                                                   2001              2000
                                                -----------      -----------
ASSETS
Investments, at fair value:
    Mutual funds                                $ 6,137,039      $ 6,335,192
    Guaranteed Investment Fund                    1,269,419        1,090,170
    Saga Common Stock Fund                        1,741,254        1,076,075
    Participant loans                               188,146          165,400
                                                -----------      -----------
                                                  9,335,858        8,666,837

Employer contributions receivable                   196,691          179,580
                                                -----------      -----------
Assets available for benefits                   $ 9,532,549      $ 8,846,417
                                                ===========      ===========


See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available For Benefits


                                                         YEAR ENDED
                                                         DECEMBER 31
                                                 ----------------------------
                                                     2001            2000
                                                 -----------      -----------
ADDITIONS
Participant contributions                        $ 1,474,076      $ 1,285,139
Employer contributions                               196,691          179,580
Investment income:
    Interest and dividends                            97,696           83,642
    Net appreciation/(depreciation) in fair
      value of investments:
         Mutual funds                               (825,980)        (706,211)
         Saga Common Stock Fund                      487,056         (339,029)
                                                 -----------      -----------
Total additions                                    1,429,539          503,121

DEDUCTIONS
Benefit payments                                     743,407          775,543
                                                 -----------      -----------
Net increase/(decrease)                              686,132         (272,422)
Assets available for benefits:
    Beginning of year                              8,846,417        9,118,839
                                                 -----------      -----------
    End of year                                  $ 9,532,549      $ 8,846,417
                                                 ===========      ===========

See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                          Notes to Financial Statements
                     Years ended December 31, 2001 and 2000

1. DESCRIPTION OF PLAN

The following description of Saga Communications, Inc. (the "Company") Employees' 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for more complete information.

GENERAL

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Contributions to employees' accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k)(3). The Company may make a discretionary match; for 2001 and 2000 the discretionary employer match was $196,691 and $179,580, respectively.

Upon enrollment, a participant may direct their contributions to any of the Plan's fund options. Employer contributions are invested in Saga Communications, Inc. common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest is paid ratably through payroll deductions.

DISTRIBUTIONS

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6% for 2001 and 2000. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 5.95% and 6.2% at December 31, 2001 and 2000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


3. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                        DECEMBER 31
                                                --------------------------
                                                   2001            2000
                                                ----------      ----------

  Guaranteed Investment Fund*                   $1,269,419      $1,090,170
  Saga Common Stock Fund**                       1,741,254       1,076,075
  Vanguard Wellington Fund*                        662,023         541,958
  American Century Ultra Investors Fund*         1,052,158       1,267,197
  Fidelity Contrafund Account*                   1,606,545       1,722,759
  S&P 500 Index Fund*                              708,984         793,643
  Fidelity Growth & Income Account*                512,318         450,886

  *  Fund is sponsored by Plan Trustee
  ** Non-participant directed


4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:


                                                        YEAR ENDED
                                                        DECEMBER 31
                                              ----------------------------
SAGA COMMON STOCK FUND:                           2001             2000
                                              -----------      -----------

  Contributions                               $  329,788       $   320,380
  Net appreciation/(depreciation) in
   fair value                                    487,056         (339,029)
  Benefit payments                              (123,323)         (79,748)
  Transfers in (out)                             (28,342)          22,900
                                              ----------       ----------
  Net increase/(decrease)                        665,179          (75,497)
  Net assets available for benefits at
    beginning of year                          1,076,075        1,151,572
                                              ----------       ----------
  Net assets available for benefits at
    end of year                               $1,741,254       $1,076,075
                                              ==========       ==========

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)



5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, the Plan has been restated in its entirety subsequent to the issuance of the determination. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                           Saga Communications, Inc.
                 Employees' 401(k) Savings and Investment Plan

                            Employer ID # 38-2683519
                                   Plan # 001

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                               December 31, 2001


                   IDENTITY                          DESCRIPTION OF INVESTMENT INCLUDING
              OF ISSUE, BORROWER,                      MATURITY DATE, RATE OF INTEREST,                               CURRENT
            LESSOR OR SIMILAR PARTY                   COLLATERAL, PAR OR MATURITY VALUE            COST                VALUE
-------------------------------------------------------------------------------------------------------------------------------
*   Connecticut General Life Insurance Company      Guaranteed Investment Fund                                      $ 1,269,419

*   Connecticut General Life Insurance Company      S&P 500 Index Fund                                                  708,984

*   Connecticut General Life Insurance Company      Artisan Partners Growth Fund                                             10

*   Connecticut General Life Insurance Company      Timesquare High Yield                                                43,765

*   Connecticut General Life Insurance Company      Fidelity Contrafund Account                                       1,606,545

*   Connecticut General Life Insurance Company      Fidelity Growth and Income Account                                  512,318

*   Connecticut General Life Insurance Company      Balanced I/ Wellington Management Fund                              418,819

*   Connecticut General Life Insurance Company      American Century Ultra Investors Fund                             1,052,158

*   Connecticut General Life Insurance Company      Vanguard Wellington Fund                                            662,023

*   Connecticut General Life Insurance Company      Credit Suisse Emerging Growth Fund                                  295,570

*   Connecticut General Life Insurance Company      Credit Suisse International Equity Fund                              63,874

*   Connecticut General Life Insurance Company      Putnam Stock Growth Fund                                             91,487

*   Connecticut General Life Insurance Company      Janus Fund                                                          317,258

*   Connecticut General Life Insurance Company      Janus Worldwide Fund                                                236,143

    Baron Mutual Funds                              Baron Asset Fund                                                    128,085

**  Saga Communications, Inc.                       Saga Common Stock Fund                                            1,741,254

*   Participant loans receivable                    Interest rates 7% to 10.50%                   $       --            188,146
                                                                                                                     ----------
Total investments                                                                                                    $9,335,858
                                                                                                                     ==========

*  Party-in-interest.

** Party-in-interest, Nonparticipant directed fund

                                  EXHIBIT INDEX



Exhibits

 23.1          Consent of Ernst & Young LLP

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          SAGA COMMUNICATIONS, INC.
                                          EMPLOYEES' 401(K) SAVINGS
                                          AND INVESTMENT PLAN


Date:  June 21, 2002                      /s/ Marcia K. Lobaito
                                          --------------------------------------
                                          Marcia K. Lobaito
                                          Plan Administrator